

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Scott Requadt
Chief Executive Officer
Talaris Therapeutics, Inc.
570 S. Preston St
Louisville, KY 40202

> **Re: Talaris Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.14**
> **Filed April 16, 2021**
> **File No. 333-255316**

Dear Mr. Requadt:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance